Exhibit 99.1

Reference: Itaú Unibanco Holding S.A.

2nd Quarter Result 2017

Announcement to the Market

Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 2nd quarter ending June 30, 2017 are already available at the Investor Relations website (www.itau.com.br/investor-relations).

Conference calls will be held with research analysts on Tuesday, August 1 in English at 10:00 a.m. (Brasília time) and in Portuguese at 11:30 a.m. (Brasília time).

Please find below the Executive Summary for the 2nd quarter 2017.

São Paulo – July 31, 2017.

MARCELO KOPEL

Investor Relations Officer

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Pro forma Information

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016 will be presented in the Management Discussion & Analysis report.

The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile.

As the historical data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The historical data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

We present below pro forma information and indicators of Itaú Unibanco in order to allow analysis on the same basis of comparison.

Itaú Unibanco Pro forma Highlights

In R$ millions (except where indicated), end of period	2Q17	1Q17	2Q16	1H17	1H16
Results
Recurring Net Income	6,169	6,176	5,575	12,345	10,737
Operating Revenues (1)	27,205	27,266	27,448	54,471	54,569
Managerial Financial Margin (2)	17,385	17,415	17,558	34,800	35,207
Performance
Recurring Return on Average Equity – Annualized (3)	21.5%	22.0%	20.6%	21.8%	20.1%
Recurring Return on Average Assets – Annualized (4)	1.7%	1.7%	1.6%	1.8%	1.5%
Nonperforming Loans Ratio (90 days overdue) - Total	3.2%	3.4%	3.6%	3.2%	3.6%
Nonperforming Loans Ratio (90 days overdue) - Brazil	3.9%	4.2%	4.5%	3.9%	4.5%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.2%	1.3%	1.1%	1.2%	1.1%
Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	243%	231%	215%	243%	215%
Efficiency Ratio (ER) (6)	45.7%	43.6%	44.9%	44.6%	44.3%
Risk-Adjusted Efficiency Ratio (RAER) (6)	63.4%	64.5%	69.8%	63.9%	71.1%
Balance Sheet
Total Assets	1,448,335	1,413,269	1,396,735
Total Credit Portfolio, including Sureties and Endorsements	552,350	550,318	573,003
Deposits + Debentures + Securities + Borrowings and Onlending (7)	649,603	640,842	653,528
Loan Portfolio/Funding (7)	73.9%	74.6%	76.2%
Stockholders' Equity	118,379	114,897	110,587
Other
Assets Under Administration	998,160	965,319	835,194
Total Number of Employees	95,065	94,955	96,460
Brazil	81,252	81,219	82,213
Abroad	13,813	13,736	14,247
Branches and CSBs – Client Service Branches	4,955	5,005	5,154
ATM – Automated Teller Machines (8)	46,572	46,407	45,523

Itaú Unibanco Holding S.A. Highlights - As disclosed (Data prior to 2Q16 do not include CorpBanca)

In R$ millions (except where indicated), end of period	2Q17	1Q17	2Q16	1H17	1H16
Highlights
Recurring Net Income per Share (R$) (9)	0.95	0.95	0.85	1.90	1.66
Net Income per Share (R$) (9)	0.92	0.93	0.85	1.85	1.64
Number of Outstanding Shares at the end of period – in thousands (10)	6,498,643	6,524,604	6,522,698	6,498,643	6,522,698
Book Value per Share (R$)	18.22	17.61	16.95	18.22	16.95
Dividends and Interest on Own Capital net of Taxes (11)	2,467	2,470	1,532	4,938	2,544
Dividends and Interest on Own Capital net of Taxes (11) per Share (R$)	0.38	0.38	0.23	0.76	0.39
Market Capitalization (12)	239,020	249,631	179,256	239,020	179,256
Market Capitalization (12) (US$ million)	72,251	78,788	55,846	72,251	55,846
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	18.4%	18.1%	18.1%	18.4%	18.1%
Common Equity Tier I	15.7%	15.4%	14.8%	15.7%	14.8%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (13)	14.5%	14.7%	14.1%	14.5%	14.1%
Indicators
EMBI Brazil Risk	289	270	350	289	350
CDI rate – Accumulated Period (%)	2.6%	3.0%	3.4%	5.6%	6.7%
Dollar Exchange Rate – Quotation in R$	3.3082	3.1684	3.2098	3.3082	3.2098
Dollar Exchange Rate – Change in the Period (%)	4.4%	-2.8%	-9.8%	1.5%	-17.8%
Euro Exchange Rate – Quotation in R$	3.7750	3.3896	3.5414	3.7750	3.5414
Euro Exchange Rate – Change in the Period (%)	11.4%	-1.4%	-12.6%	9.8%	-16.7%
IGP-M rate – Accumulated Period (%)	-2.7%	0.7%	2.9%	-2.0%	5.9%

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of provision for financial guarantees provided; (6) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (7) As detailed on Other Balance Sheet Information section; (8) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs; (9) Calculated based on the weighted average number of outstanding shares for the period; (10) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on September 14, 2016; (11) IOC – Interest on own capital. Declared amounts paid/accrued; (12) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (13) In the 2Q17, takes into consideration the effect of the consolidation of Citibank’s Brazilian retail business, XP Investments, and the use of tax credits.

Itaú Unibanco Holding S.A.	02

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$6,169 million in the second quarter of 2017 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$6,014 million for the period.

Non-Recurring Events Net of Tax effects

In R$ millions	2Q17	1Q17	2Q16	1H17	1H16
Recurring Net Income	6,169	6,176	5,575	12,345	10,737
Non-Recurring Events	(155)	(123)	(57)	(278)	(108)
Impairment (a)	(7)	-	(9)	(7)	(9)
Goodwill Amortization (b)	(123)	(125)	(156)	(248)	(188)
Contingencies Provision (c)	(22)	(18)	(31)	(40)	(63)
Program for Settlement or Installment Payment of Taxes (d)	-	-	-	-	12
Other	(2)	20	140	18	140
Net Income	6,014	6,052	5,518	12,066	10,630
CorpBanca's Pro Forma Consolidation Effects	-	-	-	-	(72)
Net Income as Reported	6,014	6,052	5,518	12,066	10,702

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note

Non-Recurring Events

(a) Impairment: Adjustment to reflect the realization value of certain assets.

(b) Goodwill Amortization: effect of the goodwill amortization generated by acquisitions made by the Conglomerate.

(c) Contingencies Provision: Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's.

(d) Program for the Settlement or Installment Payment of Taxes: Effects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

Managerial Income Statement

We apply in our report, management results consolidation criteria that affect only the breakdown of accounts and, therefore, does not affect net income. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation"). Additionally, we adjusted the tax effects of the hedges of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects from foreign exchange variations and takes into consideration the impact of all tax effects. In the second quarter of 2017, the Brazilian real depreciated 4.4% against the U.S. dollar and 11.4% against the Euro, compared with appreciation of 2.8% and 1.4% against the U.S. dollar and the Euro, respectively, in the previous quarter.

Highlights

As announced in the earnings release for the first quarter of 2017, as of this quarter Discounts Granted were reclassified and disclosed in “Cost of Credit” in the Managerial Income Statement, to better reflect the Company’s management model. This modification impacts only the breakdown of the managerial income statement and, therefore, does not change the net income previously disclosed.

On May 11, 2017, we announced the acquisition of minority interest in XP Investimentos, with the commitment of acquiring 49.9% of the total capital stock by means of a capital increase in the amount of R$600 million, and the acquisition of XP Holding’s shares held by the sellers in the amount of R$5.7 billion. The amount attributed to 100% of XP Holding’s share capital (before capital increase) is approximately R$12 billion. This operation is not expected to have any significant impacts on this year’s financial results and we estimate that the impact of the first acquisition will be 80 basis points on our Basel ratio.

In addition to the first acquisition, we have committed to acquire in 2020 an additional 12.5%, ensuring 62.4% of XP Holding’s total share capital, based on a multiple (19 times) of earnings and, in 2022, another additional 12.5%, which will ensure 74.9% of total share capital, based on the company’s fair market value at that time. Additionally, at the date the first acquisition was completed, we signed a shareholders’ agreement with some sellers that establishes the rights of XP Holding’s minority shareholders, such as to nominate two out of seven members to the Board of Directors and the right (i) of XP Controle Participações to exercise, as of 2024, a put option of its total stake in XP Holding’s capital stock to Itaú Unibanco and (ii) of Itaú Unibanco to exercise, as of 2033, a call option of the total shares held by XP Controle Participações in XP Holding’s capital stock. The exercise of any of these options will result in the acquisition of XP Holding’s control and total capital stock. For further details, please refer to the related Material Fact.

The completion of the transaction is subject to some conditions precedent, including obtaining applicable regulatory approvals.

Itaú Unibanco Holding S.A.	03

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Income Statements reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 2nd Quarter of 2017

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	25,176	(151)	2,289	(108)	27,205
Managerial Financial Margin	15,225	(151)	2,289	22	17,385
Financial Margin with Clients	15,583	(151)	-	330	15,762
Financial Margin with the Market	(358)	-	2,289	(308)	1,623
Commissions and Fees	8,695	-	-	(658)	8,037
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,050	-	-	733	1,783
Other Operating Income	219	-	-	(219)	-
Equity in Earnings of Affiliates and Other Investments	133	-	-	(133)	-
Non-operating Income	(146)	-	-	146	-
Cost of Credit	(4,066)	-	-	(408)	(4,474)
Provision for Loan Losses	(5,120)	-	-	171	(4,948)
Impairment	-	-	-	(105)	(105)
Discounts Granted	-	-	-	(254)	(254)
Recovery of Loans Written Off as Losses	1,053	-	-	(220)	834
Retained Claims	(261)	-	-	-	(261)
Other Operating Income/(Expenses)	(13,717)	286	(231)	444	(13,218)
Non-interest Expenses	(12,279)	286	-	442	(11,551)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,377)	-	(231)	2	(1,606)
Insurance Selling Expenses	(61)	-	-	-	(61)
Income before Tax and Profit Sharing	7,132	135	2,057	(72)	9,253
Income Tax and Social Contribution	(831)	(16)	(2,057)	13	(2,892)
Profit Sharing	(59)	-	-	59	-
Minority Interests	(228)	37	-	-	(191)
Net Income	6,014	155	-	-	6,169

Accounting and Managerial Statements Reconciliation | 1st Quarter of 2017

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	28,313	(25)	(1,068)	47	27,266
Managerial Financial Margin	17,863	12	(1,068)	609	17,415
Financial Margin with Clients	14,926	12	-	609	15,547
Financial Margin with the Market	2,937	-	(1,068)	-	1,868
Commissions and Fees	8,601	-	-	(757)	7,844
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,398	(37)	-	646	2,007
Other Operating Income	327	-	-	(327)	-
Equity in Earnings of Affiliates and Other Investments	155	-	-	(155)	-
Non-operating Income	(32)	-	-	32	-
Cost of Credit	(4,515)	-	-	(766)	(5,281)
Provision for Loan Losses	(5,366)	-	-	(26)	(5,392)
Impairment	-	-	-	(444)	(444)
Discounts Granted	-	-	-	(293)	(293)
Recovery of Loans Written Off as Losses	851	-	-	(2)	849
Retained Claims	(321)	-	-	-	(321)
Other Operating Income/(Expenses)	(13,755)	268	126	666	(12,694)
Non-interest Expenses	(11,934)	267	-	666	(11,001)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,732)	2	126	-	(1,604)
Insurance Selling Expenses	(89)	-	-	-	(89)
Income before Tax and Profit Sharing	9,721	243	(942)	(52)	8,970
Income Tax and Social Contribution	(3,698)	(25)	942	13	(2,767)
Profit Sharing	(39)	-	-	39	-
Minority Interests	68	(95)	-	-	(27)
Net Income	6,052	123	-	-	6,176

Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

We present below the income statement from a standpoint that highlights Operating Revenues, which is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	2Q17	1Q17	change	2Q16	change	1H17	1H16	change
Operating Revenues	27,205	27,266	-0.2%	27,448	-0.9%	54,471	54,569	-0.2%
Managerial Financial Margin	17,385	17,415	-0.2%	17,558	-1.0%	34,800	35,207	-1.2%
Financial Margin with Clients	15,762	15,547	1.4%	16,038	-1.7%	31,309	31,950	-2.0%
Financial Margin with the Market	1,623	1,868	-13.1%	1,520	6.7%	3,491	3,258	7.2%
Commissions and Fees	8,037	7,844	2.5%	7,816	2.8%	15,881	15,147	4.9%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,783	2,007	-11.2%	2,074	-14.0%	3,790	4,215	-10.1%
Cost of Credit	(4,474)	(5,281)	-15.3%	(6,335)	-29.4%	(9,755)	(13,546)	-28.0%
Provision for Loan Losses	(4,948)	(5,392)	-8.2%	(6,337)	-21.9%	(10,340)	(14,161)	-27.0%
Impairment	(105)	(444)	-76.3%	(539)	-80.5%	(550)	(539)	1.9%
Discounts Granted	(254)	(293)	-13.3%	(430)	-40.9%	(547)	(668)	-18.0%
Recovery of Loans Written Off as Losses	834	849	-1.7%	972	-14.2%	1,682	1,823	-7.7%
Retained Claims	(261)	(321)	-18.8%	(352)	-26.0%	(582)	(746)	-22.1%
Operating Margin	22,471	21,664	3.7%	20,761	8.2%	44,135	40,277	9.6%
Other Operating Income/(Expenses)	(13,218)	(12,694)	4.1%	(13,093)	1.0%	(25,912)	(25,713)	0.8%
Non-interest Expenses	(11,551)	(11,001)	5.0%	(11,415)	1.2%	(22,552)	(22,324)	1.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,606)	(1,604)	0.1%	(1,516)	5.9%	(3,210)	(3,031)	5.9%
Insurance Selling Expenses	(61)	(89)	-30.9%	(162)	-62.0%	(150)	(358)	-57.9%
Income before Tax and Minority Interests	9,253	8,970	3.2%	7,669	20.7%	18,222	14,564	25.1%
Income Tax and Social Contribution	(2,892)	(2,767)	4.5%	(1,899)	52.3%	(5,659)	(3,638)	55.6%
Minority Interests in Subsidiaries	(191)	(27)	600.2%	(195)	-1.8%	(219)	(189)	15.7%
Recurring Net Income	6,169	6,176	-0.1%	5,575	10.7%	12,345	10,737	15.0%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	2Q17	1Q17	change	2Q16	change	1H17	1H16	change
Managerial Financial Margin	17,385	17,415	-0.2%	17,558	-1.0%	34,800	35,207	-1.2%
Financial Margin with Clients	15,762	15,547	1.4%	16,038	-1.7%	31,309	31,950	-2.0%
Financial Margin with the Market	1,623	1,868	-13.1%	1,520	6.7%	3,491	3,258	7.2%
Cost of Credit	(4,474)	(5,281)	-15.3%	(6,335)	-29.4%	(9,755)	(13,546)	-28.0%
Provision for Loan Losses	(4,948)	(5,392)	-8.2%	(6,337)	-21.9%	(10,340)	(14,161)	-27.0%
Impairment	(105)	(444)	-76.3%	(539)	-80.5%	(550)	(539)	1.9%
Discounts Granted	(254)	(293)	-13.3%	(430)	-40.9%	(547)	(668)	-18.0%
Recovery of Loans Written Off as Losses	834	849	-1.7%	972	-14.2%	1,682	1,823	-7.7%
Net Result from Financial Operations	12,911	12,134	6.4%	11,223	15.0%	25,044	21,662	15.6%
Other Operating Income/(Expenses)	(3,658)	(3,164)	15.6%	(3,554)	2.9%	(6,822)	(7,097)	-3.9%
Commissions and Fees	8,037	7,844	2.5%	7,816	2.8%	15,881	15,147	4.9%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,461	1,597	-8.5%	1,560	-6.3%	3,058	3,111	-1.7%
Non-interest Expenses	(11,551)	(11,001)	5.0%	(11,415)	1.2%	(22,552)	(22,324)	1.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,606)	(1,604)	0.1%	(1,516)	5.9%	(3,210)	(3,031)	5.9%
Income before Tax and Minority Interests	9,253	8,970	3.2%	7,669	20.7%	18,222	14,564	25.1%
Income Tax and Social Contribution	(2,892)	(2,767)	4.5%	(1,899)	52.3%	(5,659)	(3,638)	55.6%
Minority Interests in Subsidiaries	(191)	(27)	600.2%	(195)	-1.8%	(219)	(189)	15.7%
Recurring Net Income	6,169	6,176	-0.1%	5,575	10.7%	12,345	10,737	15.0%

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income

Recurring net income for the second quarter of 2017 amounted to R$6,169 million, a decrease of 0.1% from the previous quarter and an increase of 10.7% from the same period of the previous year.

The main positive highlights in the quarter, when compared to the previous quarter, were the increases of 1.4% in financial margin with clients, of 2.5% in commissions and fees and the decrease of 15.3% in cost of credit.

On the other hand, our financial margin with the market decreased 13.1%, our result from insurance, pension plan and premium bonds decreased 8.5% and non-interest expenses increased 5.0%, offsetting the positive highlights.

In the first half of 2017, recurring net income was R$12,345 million, a 15.0% increase from the same period of the previous year, mainly due to the 28.0% reduction in cost of credit.

Recurring Return on Average Equity and Average Assets

The annualized recurring return on average equity reached 21.5% in the second quarter of 2017. Stockholders’ equity totaled R$118.4 billion and the annualized recurring return on average assets reached 1.7%, up 10 basis points from the same period of the previous year.

Operating Revenues

In the second quarter of 2017, operating revenues, which represent revenues from banking, and insurance, pension plan and premium bonds operations, totaled R$27,205 million, down 0.2% and 0.9% compared to the previous quarter and to the same period of the previous year, respectively. The main components of operating revenues and other items of the income statement are presented below.

Managerial Financial Margin

The managerial financial margin for the second quarter of 2017 totaled R$17,385 million, a decrease of R$30 million from the previous quarter, explained by the R$245 million decrease in our financial margin with the market which offsetted the R$215 million increase in our financial margin with clients.

Managerial financial margin decreased R$408 million from the first half of 2016. This decrease was due to the R$641 million decrease in financial margin with clients, which more than o3setted the R$233 million increase in financial margin with the market.

Cost of Credit

Cost of credit, composed of the result from loan losses, net of recovery of loans, impairment and discounts granted, decreased 15.3% from the previous quarter, totaling R$4,474 million in the quarter. This decrease was mainly due to reductions of R$444 million in provisions for loan losses, mainly in the wholesale segment, and of R$339 million in impairment.

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

NPL Creation

*Excluding specific economic group effect, the total and Wholesale segment (Brazil) NPL Creation would have been R$5,162 million and R$713 million in the 3Q16, respectively.

In the second quarter of 2017, the NPL Creation, which is the balance of loans that became overdue for more than 90 days in the quarter, amounted to R$4,426 million, a 10.2% decrease from the previous period, mainly due to the lower NPL Creation for the wholesale segment. In retail segment, there was a 9.5% increase, mainly on the individuals segments in the credit card and personal loans products, in line with the typical seasonality of these portfolios. We recorded a 22.8% decrease from the first quarter of 2017 in Latin America NPL Creation.

Commissions and Fees

Commissions and fees increased 2.5% in the second quarter of 2017 when compared to the previous quarter, mainly driven by higher revenues from credit card fees. Compared to the same period of the previous year, commissions and fees increased 2.8% mainly due to higher revenues from asset management and current account services.

These revenues increased R$735 million (4.9%) from the first half of 2016, mainly driven by higher revenues from asset management.

Result from Insurance, Pension Plan and Premium Bonds

(*) For further details, please refer to Insurance, Pension Plan and Premium Bonds Operation section.

In the second quarter of 2017, the result from insurance, pension plan and premium bonds reached R$1,461 million, with decrease of 8.5% from the previous quarter and a decrease of 6.3% from the second quarter of 2016. The loss ratio from core activities reached 19.9% this quarter.

Non-Interest Expenses

The non-interest expenses totaled R$11,551 million in the second quarter of 2017, up 5.0% from the first quarter of 2017. Personnel expenses increased 4.4%, mainly in compensation, due to the effect of lower number of employees in vacation during the second quarter of 2017 and due to the tariff adjustment by health care entities and to training events. The administrative expenses increased 4.8% compared to the previous quarter, mainly due to higher third party services, concentrated in advisory and consulting and due to the increase in media campaigns expenses in the quarter.

In the first half of 2017, non-interest expenses increased 1.0% when compared to the same period of the previous year, lower than the inflation rate for the period (3.0% - IPCA).

Efficiency Ratio and Risk-Adjusted Effciency Ratio (*)

(*) Calculation criteria are detailed on Non-Interest Expenses section.

In the 12-month period, the efficiency ratio, according to the criteria that includes all expenses except for the cost of credit, reached 45.5%, an increase of 90 basis points from the same period of the previous year. In this period, our expenses grew 2.4%, whereas revenues increased 0.3%.

In the second quarter of 2017, the efficiency ratio reached 45.7%, an increase of 210 basis points from the previous quarter, mainly due to the increase in non-interest expenses in the quarter (5.0%).

In the 12-month period, the risk-adjusted efficiency ratio, that also includes the cost of credit, reached 66.6%, an improvement of 120 basis points from the same period of 2016. In the second quarter of 2017, the risk-adjusted e3ciency ratio reached 63.4%, improving 110 basis points from the previous quarter, mainly due to the 15.3% decrease in cost of credit.

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	2Q17	1Q17	change	2Q16	change
Current and Long-term Assets	1,422,005	1,386,959	2.5%	1,369,570	3.8%
Cash and Cash Equivalents	22,700	20,224	12.2%	21,852	3.9%
Short-term Interbank Investments	288,333	274,435	5.1%	270,899	6.4%
Securities and Derivative Financial Instruments	389,593	379,952	2.5%	358,267	8.7%
Interbank and Interbranch Accounts	92,937	88,247	5.3%	73,626	26.2%
Loan, Lease and Other Loan Operations	479,875	478,095	0.4%	497,959	-3.6%
(Allowance for Loan Losses)	(35,533)	(35,770)	-0.7%	(37,591)	-5.5%
Other Assets	184,101	181,776	1.3%	184,560	-0.2%
Permanent Assets	26,330	26,311	0.1%	27,165	-3.1%
Total Assets	1,448,335	1,413,269	2.5%	1,396,735	3.7%

At the end of the second quarter of 2017, our assets totaled R$1.4 trillion, up 2.5% (R$35.1 billion) from the previous quarter. The main changes are presented below:

Compared to the same period of the previous year, a 3.7% increase (R$51.6 billion) was recorded.

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	2Q17	1Q17	change	2Q16	change
Current and Long-Term Liabilities	1,315,971	1,284,815	2.4%	1,271,123	3.5%
Deposits	352,327	324,926	8.4%	309,032	14.0%
Deposits Received under Securities Repurchase Agreements	339,123	346,738	-2.2%	353,662	-4.1%
Fund from Acceptances and Issue of Securities	108,076	96,360	12.2%	84,230	28.3%
Interbank and Interbranch Accounts	11,257	10,053	12.0%	11,067	1.7%
Borrowings and Onlendings	69,530	73,348	-5.2%	85,261	-18.5%
Derivative Financial Instruments	20,727	23,040	-10.0%	34,506	-39.9%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	169,747	164,466	3.2%	144,057	17.8%
Other Liabilities	245,183	245,884	-0.3%	249,307	-1.7%
Deferred Income	2,181	2,113	3.2%	1,724	26.5%
Minority Interest in Subsidiaries	11,804	11,444	3.1%	13,301	-11.3%
Stockholders' Equity	118,379	114,897	3.0%	110,587	7.0%
Total Liabilities and Equity	1,448,335	1,413,269	2.5%	1,396,735	3.7%

The main changes in liabilities at the end of the second quarter of 2017, compared to the previous quarter, are presented in the chart below:

Compared to the same period of the previous year, the main changes are highlighted below.

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Credit Portfolio with Endorsements, Sureties and Private Securities

At the end of the second quarter of 2017, our total loan portfolio (including sureties, endorsements and private securities) reached R$587,335 million, up 0.1% from the previous quarter and down 3.5% from the same period of the previous year. For individuals, there was an increase of 0.3% in the credit card portfolio and decreases of 4.6% in vehicles loans, 1.6% in personal loans, 0.2% in mortgage loans and 0.1% in payroll loans. For companies, the portfolio reduced by 0.6% in the quarter.

In R$ millions, end of period	2Q17	1Q17	change	2Q16	change
Individuals	179,382	180,456	-0.6%	182,626	-1.8%
Credit Card Loans	56,376	56,215	0.3%	54,455	3.5%
Personal Loans	25,869	26,277	-1.6%	28,703	-9.9%
Payroll Loans (1)	44,785	44,850	-0.1%	46,489	-3.7%
Vehicle Loans	14,102	14,779	-4.6%	16,700	-15.6%
Mortgage Loans	38,251	38,334	-0.2%	36,280	5.4%
Companies	235,224	236,570	-0.6%	251,136	-6.3%
Corporate Loans	175,446	176,613	-0.7%	188,897	-7.1%
Very Small, Small and Middle Market Loans (2)	59,778	59,957	-0.3%	62,239	-4.0%
Latin America (3)	137,744	133,293	3.3%	139,241	-1.1%
Total with Endorsements and Sureties	552,350	550,318	0.4%	573,003	-3.6%
Corporate - Private Securities (4)	34,985	36,680	-4.6%	35,603	-1.7%
Total with Endorsements, Sureties and Private Securities	587,335	586,998	0.1%	608,606	-3.5%
Total with Endorsements, Sureties and Private Securities (5) (ex-foreign exchange rate variation)	587,335	593,063	-1.0%	613,050	-4.2%
Endorsements and Sureties	72,475	72,223	0.3%	75,044	-3.4%
Individuals	482	479	0.7%	463	4.1%
Corporate	60,920	61,386	-0.8%	64,127	-5.0%
Very Small, Small and Middle Market	2,500	2,518	-0.7%	2,494	0.2%
Latin America (3)	8,572	7,839	9.3%	7,959	7.7%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (4) Includes Debentures, CRI and Commercial Paper. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For further details, please refer to page 18.

Latin America – Breakdown

In R$ millions, end of period	2Q17	1Q17	change
Individuals	45,734	43,078	6.2%
Credit Card Loans	4,658	4,463	4.4%
Personal Loans	19,680	18,449	6.7%
Mortgage Loans	21,397	20,166	6.1%
Companies	92,010	90,215	2.0%
Total with Endorsements and Sureties	137,744	133,293	3.3%

In R$ millions, end of period	2Q17%		1Q17	change
Argentina	6,746	4.9%	7,164	-5.8%
Chile	90,422	65.6%	85,573	5.7%
Colombia	26,538	19.3%	26,841	-1.1%
Paraguay	5,953	4.3%	5,919	0.6%
Panama	903	0.7%	841	7.4%
Uruguay	7,181	5.2%	6,956	3.2%
Total with Endorsements and Sureties	137,744	100.0%	133,293	3.3%

Credit Portfolio – Currency Breakdown

On June 30, 2017, R$184.9 billion of our total credit assets were denominated in or indexed to foreign currencies. This portion increased 4.8% when compared to the previous quarter.

NPL Ratio (90 days overdue)

* Excluding specific economic group effect, the total and Brazil NPL ratio (90-day) would have been 3.6% and 4.4% in September 2016, respectively.

1 Includes units abroad ex-Latin America. 2 Excludes Brazil.

At the end of the second quarter of 2017, the NPL ratio for operations more than 90 days overdue reached 3.2%, a decrease of 20 basis points from the previous quarter and a decrease of 40 basis points from the same period of 2016. In Brazil, the NPL ratio reached 3.9% in the quarter, a 30-basis-point decrease from the previous quarter, in all business segments. For Latin America, this ratio decreased 10 basis points from the previous quarter.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

2017 Forecast

We kept unchanged the ranges of our 2017 forecast

As from the 2Q17, the “Discounts Granted” line was disclosed as a component of the “Cost of Credit” group, composed of the Result from Loan Losses, Impairment and Discounts Granted. As a result, we disclose the forecast considering the effects of the reclassification of Discounts Granted from the Financial Margin with Clients to Cost of Credit.

Consolidated 1

Forecast 2017	Reclassification	Forecast 2017

Total Credit Portfolio [2]		Total Credit Portfolio [2]

From 0.0% to 4.0%		From 0.0% to 4.0%

Financial Margin with Clients (ex-Impairment )	+ R$1.0 bn	Financial Margin with Clients [5] (Ex-Impairment and Discounts Granted)

From -4.0% to -0.5%		From -4.2% to -0.8%

Result from Loan Losses and Impairment [3]	- R$1.0 bn	Cost of Credit [6]

Between R$14.5 bn and R$17.0 bn		Between R$15.5 bn and R$18.0 bn

Commissions and Fees and Result from Insurance Operations [4]		Commissions and Fees and Result from Insurance Operations [4]

From 0.5% to 4.5%		From 0.5% to 4.5%

Non-Interest Expenses		Non-Interest Expenses

From 1.5% to 4.5%		From 1.5% to 4.5%

Brazil 1,7

Forecast 2017	Reclassification	Forecast 2017

Total Credit Portfolio [3]		Total Credit Portfolio [3]

From -2.0% to 2.0%		From -2.0% to 2.0%

Financial Margin with Clients (ex-Impairment )	+ R$1.0 bn	Financial Margin with Clients [5] (Ex-Impairment and Discounts Granted)

From -5.0% to -1.5%		From -5.2% to -1.8%

Result from Loan Losses and Impairment [3]	- R$1.0 bn	Cost of Credit [6]

Between R$12.5 bn and R$15.0 bn		Between R$13.5 bn and R$16.0 bn

Commissions and Fees and Result from Insurance Operations [4]		Commissions and Fees and Result from Insurance Operations [4]

From 0.0% to 4.0%		From 0.0% to 4.0%

Non-Interest Expenses		Non-Interest Expenses

From 3.0% to 6.0%		From 3.0% to 6.0%

1) Considers USD-BRL rate at R$ 3.50 in Dec-17;

2) Includes endorsements, sureties and private securities;

3) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment;

4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;

5) Financial Margin with Clients evolution also considers the Discounts Granted reclassification in 2016;

6) Includes Result from Loan Losses, Impairment and Discounts Granted;

7) Includes units abroad ex-Latin America.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	10